Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 13, 2008

relating to Registration Statement No. 333-130113

7,500,000 Shares

Pilgrim’s Pride Corporation

Common Stock

Issuer:	Pilgrim’s Pride Corporation, a Delaware corporation

NYSE symbol:	PPC

Common stock offered:	7,500,000 shares

Common stock to be outstanding after this offering:	74,055,733 shares*

Closing date:	May 16, 2008

Use of proceeds:	We will receive net proceeds from this offering of approximately $180 million (after deducting estimated offering expenses). We intend to use the proceeds from the sale to reduce indebtedness outstanding under two of our revolving credit facilities and for general corporate purposes. These revolving credit facilities provide for interest rates of LIBOR plus 0.75% to LIBOR plus 2.75% and LIBOR plus 1.00% to LIBOR plus 3.00%, respectively, and mature on February 2013 and September 2016, respectively.

Underwriter:	Lehman Brothers

* The common stock to be outstanding after this offering is based on 66,555,733 shares outstanding as of May 13, 2008

Pilgrim’s Pride Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Pilgrim’s Pride Corporation, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-888-603-5847.